Summary of updates made on 17 October 2023:

- In Schedule A,
  - o 1 Principal was added (Marco Valla)
  - o 1 Principal was added (Elaine Sam)
  - o 1 Principal was removed (Eric Glicksman)
  - o For 1 Principal (Mirko Davide Georg Bianchi) is included in Schedule A – but their NFA ID is not yet active

- We also attached an updated UBS AG 7-R